July 24, 2018

Peter S. Garcia
Chief Financial Officer
PDL BioPharma, Inc.
932 Southwood Boulevard
Incline Village, Nevada 89451

       Re: PDL BioPharma, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
           File No. 000-19756

Dear Mr. Garcia:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenue from Contracts with Customers
Revenue
C. Nature of Goods and Services
i. Pharmaceutical, page 8

1. You indicate that you estimate reductions in the transaction price using either a most likely amount or expected value method depending on their nature. Please tell us what reductions are estimated using the most likely method and why it is appropriate to apply the most likely method to those estimates. See ASC 606-10-32-8.
 Peter S. Garcia
PDL BioPharma, Inc.
July 24, 2018
Page 2




Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Revenues, page 45

2. You disclose that "Novartis was still the primary obligor during the first through third quarters of 2017 for ex-U.S. sales, therefore revenue is presented on a "net" basis for those periods for all ex-U.S. sales." To enable investors to better understand your period over period fluctuations, please tell us your consideration of quantifying the dollar impact to your net sales and similarly to your operating expenses as a result of recording Noden product sales on a gross basis for the current period presented. Refer to Item 303(b) of
         Regulation S-K and SEC Release 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Lisa Vanjoske at 202-551-3614 with any questions.

FirstName LastNamePeter S. Garcia
Comapany NamePDL BioPharma, Inc.
                                                               Division of
Corporation Finance
July 24, 2018 Page 2                                           Office of
Healthcare & Insurance
FirstName LastName